Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of an interview with René Jones, CEO of M&T Bank Corporation (“M&T”), which took place on CNBC Closing Bell on April 21, 2021. A video replay of this interview was made available to M&T employees on the company’s internal website on April 23, 2021.

Host: M&T Bank is off to a strong year, the bank out with its Q1 earnings this week beating out both the top and bottom line, also noted strong revenue growth in its residential mortgage banking and trust business. The regional bank has outperformed the broader market this year running around 20 percent the S&Ps at 11. Joining us in a Closing Bell exclusive is M&T Bank CEO René Jones. Very good to see you, thanks for joining us.

René: Thanks.

Host: I wanted to start, if I may, with some sort of macro outlook points. Early in the show we had some comments from Jamie Dimon today who seemed to suggest that the positives of a growing strong economy would outweigh the risks of higher inflation and higher rates. Is that something you agree with?

René: I think yeah. Right now I think we’ve got to get our economy back on firm footing and of course we’ve seen a nice rebound across many of the segments. But what’s unique about the pandemic is it’s affected certain segments in an extraordinary way like restaurants and travel and entertainment. You’ve got a lot of low-wage individuals that are still out of jobs there, so I think for now the stimulus, the monetary policy has actually put us in a place we’re going to see a very robust recovery. You know, there likely will be inflation, the question is, is it transitory, or does it actually last for a very long time? I think that’s yet to be seen so I would agree.

Host: I wanted to ask about the acquisition of People’s, and what, exactly, the rationale is there, how important scale is at the moment and what you’ve done on the acquisition front?

René: Well, you know, this is about, in my career this is about our 25th acquisition. I’ve been here almost 30 years. But in particular, part of our success has been about having a local scale, and being really a dominant player in the markets that we serve not only from a depository share perspective but from an ability to immerse our employees into those environments. If you think about it, when we combine the two firms, we’re going to end up with the 11th-largest U.S. bank, commercial bank holding company. But maybe more importantly, it’s going to be concentrated in the mid-Atlantic and the Northeast. So if you think about that, we’ll have the most dense franchise in terms of distribution with just under 1,200 branches, 2,000 ATMs. I think the only institution would be Bank of America that would have more. So that local density is really, really important to our operating model.

Host: I mean, if you wanted to boost that density locally even further, I guess you must be looking at HSBC’s U.S. assets, which started in the very same location and seemingly on the chopping block.

René: Well, you know, we’re really patient. I would say we look at everything, even things people don’t think we would look at. But focusing on doing it well, and expanding into the New England markets is going to be really key. I’ll give you another statistic. If you think about it, one of the hallmarks of M&T is that it’s very profitable, but it’s also got very consistent. So this past quarter was our 179th consecutive quarter of not having an operating loss, going all the way back to 1976. That all comes from doing banking simple, and owning the depository and being the core operating bank for your clients in those regions.

Host: René, I don’t often think of regional banks as centers of technology or hiring the next tech gurus. But you’re doing that. You’re opening a tech hub and hiring more than 1,000 people. What is that going to do?

René: Yeah, we’re excited about it. If you go back to the financial crisis in the first 10 years after the financial crisis, you had about 70 percent of the U.S. population growth and about 80 percent of the job growth occur in the big cities. And most of that was on the East and West Coast. And so a lot of the small- and mid-tier cities were losing out to jobs, but more importantly talent that was needed to fuel the digital economy. So we first started out by thinking about how are we going to get our own tech talent. We don’t believe it’s about tech spending, it’s about, do you have the technologists, the user design engineers, the data scientist, and are they willing to come work for you? So we decided to create the tech hub, which is in fact the old HSBC headquarters, the U.S. headquarters. And we decided to hire an additional 1,000 technologists that we’re going to need for the future, and then we’re going to move 1,500 of them into the tech hub. But the most important thing is we set it up such that it’s a community asset. So what you’re seeing is that we’ve got other companies, lots of startup companies that are moving into this space. And what’s so important about that is that we’ve got to attract talent and tech talent that can have optionality when they come to our community. Modern class or creative class talent, they don’t really care if they’re working on a banking problem, an auto problem, a healthcare problem, they just want to solve friction points, and they want to have as many possibilities to do that as they possibly can. So we’re – boost up.

Host: Keep us posted

René: Thank you.

Host: It’s an interesting initiative. René Jones, thank you for joining us.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-254962) on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which has been sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, as amended by an amendment to the Form 10-K filed with the SEC on March 30, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-

looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

In addition, the following factors, among others, related to the proposed transaction between M&T and People’s United, could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.